UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

Amendment No. 1

ANNUAL REPORT

of

Republic of Peru

(Name of Registrant)

Date at end of last fiscal year: December 31, 2015

SECURITIES REGISTERED*

(as of the close of the last fiscal year)

CALCULATION OF REGISTRATION FEE

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of person authorized to receive notices

and communications from the Securities and Exchange Commission

Maria Teresa Merino de Hart

Consulate General of Peru

241 East 49th Street

New York, New York 10017

(Name and address of Authorized Representative

of the Registrant in the United States)

Copies to:

Jaime Mercado

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the Republic of Peru on Form 18-K for the year ended December 31, 2015 comprises:

(a) Pages numbered 1 to 4 consecutively.

(b) The following exhibits:

Exhibit E:	Recent Developments.

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the 28th day of September 2016.

By:	/s/ María Teresa Merino de Hart
Name:	María Teresa Merino de Hart
Title:	Consulate General of Peru, New York

EXHIBIT INDEX

EXHIBIT E:	Recent Developments